BMO Financial Group Reports Second Quarter 2019 Results

EARNINGS RELEASE

Financial Results Highlights

Second Quarter 2019 Compared With Second Quarter 2018:

•	Net income of $1,497 million, up 20%; adjusted net income[1] of $1,522 million, up 4%

•	EPS[2] of $2.26, up 22%; adjusted EPS[1,2] of $2.30, up 5%

•	Net revenue[3] of $5,652 million, up 8%

•	ROE of 13.6%, up from 12.6%; adjusted ROE[1] of 13.9% compared with 14.9%

•	Provision for credit losses (PCL) of $176 million compared with $160 million in the prior year

•	Common Equity Tier 1 Ratio of 11.3%

•	Dividend increased $0.03 from the prior quarter to $1.03, up 7% from the prior year

Year-to-Date 2019 Compared With Year-to-Date 2018:

•	Net income of $3,007 million, up 35%; adjusted net income[1,4,5] of $3,060 million, up 6%

•	EPS[2] of $4.54, up 38%; adjusted EPS[1,2] of $4.62, up 7%

•	Net revenue[3] of $11,243 million, up 7%

•	ROE of 13.6%, up from 11.0%; adjusted ROE[1] of 13.9% compared with 14.4%

•	Provision for credit losses of $313 million compared with $301 million in the prior year

Toronto, May 29, 2019 – For the second quarter ended April 30, 2019, BMO Financial Group recorded net income of $1,497 million or $2.26 per share on a reported basis, and net income of $1,522 million or $2.30 per share on an adjusted basis.

“BMO’s continued strong performance this quarter is highlighted by good momentum across our U.S. platform and in our North American Commercial Banking business, reflecting our differentiated approach to growing customer relationships. For the first half of the year, adjusted earnings per share are up 7% and our U.S. segment contributed 35% to BMO’s adjusted earnings,” said Darryl White, Chief Executive Officer, BMO Financial Group.

“This growth is supported by our strong capital position, a stable credit environment, and the continued resiliency of the Canadian and U.S. economies. We are taking disciplined actions to grow each of our businesses, including optimizing our teams and developing innovative solutions that enhance customer experience. These actions are deepening loyalty and trust and position the bank for long-term growth,” concluded Mr. White.

Return on equity (ROE) was 13.6%, up from 12.6% in the prior year, and adjusted ROE was 13.9% compared with 14.9%. Return on tangible common equity (ROTCE) was 16.4%, up from 15.6% in the prior year and adjusted ROTCE was 16.4% compared with 18.0% in the prior year.

Concurrent with the release of results, BMO announced a third quarter 2019 dividend of $1.03 per common share, up $0.03 or 3% from the preceding quarter and up $0.07 per share or 7% from the prior year. The quarterly dividend of $1.03 per common share is equivalent to an annual dividend of $4.12 per common share.

(1)

Results and measures in this document are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items. Adjusted results and measures are non-GAAP and are detailed for all reported periods in the Non-GAAP Measures section, where such non-GAAP measures and their closest GAAP counterparts are disclosed.

(2)	All Earnings per Share (EPS) measures in this document refer to diluted EPS, unless specified otherwise. EPS is calculated using net income after deducting total preferred share dividends.
(3)	Net revenue is reported on a basis that nets insurance claims, commissions and changes in policy benefit liabilities (CCPB) against insurance revenue.
(4)

Reported net income in the first quarter of 2018 included a $425 million (US$339 million) charge due to the revaluation of our U.S. net deferred tax asset as a result of the enactment of the U.S. Tax Cuts and Jobs Act.

(5)

Reported net income in the second quarter of 2018 included a $192 million after-tax ($260 million pre-tax) restructuring charge, primarily related to severance, as a result of an ongoing bank-wide initiative to simplify how we work, drive increased efficiency, and invest in technology to move our business forward. Restructuring cost is included in non-interest expense in Corporate Services.

 Note: All ratios and percentage changes in this document are based on unrounded numbers.

Our complete Second Quarter 2019 Report to Shareholders, including our unaudited interim consolidated financial statements for the period ended April 30, 2019, is available online at www.bmo.com/investorrelations and at www.sedar.com.

Second Quarter Operating Segment Overview

Canadian P&C

Reported net income of $615 million increased $27 million or 5% and adjusted net income of $615 million increased $26 million or 5% from the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets. Results reflect good revenue growth, partially offset by higher expenses and higher provisions for credit losses.

During the quarter, we won two Celent 2019 Model Bank Awards. The Celent Model Bank Award for Payment Services Hub Implementation recognizes delivery of our new BMO Payment Hub, a technology platform that integrates multiple payment services in one central location, which will enable us to deliver new products more quickly and cost-effectively. The Celent Model Bank Award for Innovation Enablement recognizes our BMO InnoV8 program, which tests and develops ideas to transform a customer’s financial journey and is the foundation for multiple award-winning digital banking solutions and patent applications. These awards are a testament to our commitment to creating and investing in services to better support our customers.

U.S. P&C

Reported net income of $406 million increased $58 million or 17% and adjusted net income of $417 million increased $58 million or 16% from the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets.

Reported net income of US$306 million increased US$35 million or 13% and adjusted net income of US$314 million increased US$35 million or 12% from the prior year, largely due to good revenue growth and lower provisions for credit losses, partially offset by higher expenses.

For the third consecutive year, BMO Harris Bank was recognized as a Best Place to Work for LGBTQ Equality on the 2019 Corporate Equality Index (CEI), a U.S. national benchmarking survey and report on corporate policies and practices related to LGBTQ workplace equality, administered by the Human Rights Campaign Foundation. The 2019 CEI evaluates LGBTQ-related policies and practices including non-discrimination workplace protections, domestic partner benefits, transgender-inclusive healthcare benefits, competency programs and engagement with the LGTBQ community.

BMO Wealth Management

Reported net income of $305 million increased $9 million or 3% and adjusted net income of $315 million increased $8 million or 3% from the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets. Traditional wealth reported net income of $226 million and adjusted net income of $236 million was relatively unchanged compared with the prior year as the impact of strong net interest income growth and improved equity markets were largely offset by targeted growth investments and lower performance fees in asset management. Insurance net income was $79 million, an increase of $10 million or 14%, primarily due to favourable market movements.

In the 2019 Brokerage Report Card, issued by Investment Executive, over 90% of BMO Nesbitt Burns advisors said they would recommend their firm.

BMO Capital Markets

Reported net income was $249 million and adjusted net income was $253 million compared with $286 million on both a reported and an adjusted basis in the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets and acquisition integration costs. Strong performance in Investment and Corporate Banking and higher Trading Products revenue were largely offset by a severance expense and higher provisions for credit losses.

BMO Capital Markets received the Lead Manager Sustainability Bond Award from Environmental Finance for our role in the supranational, sub-sovereign and agency (SSA) space and our industry-defining sustainable bonds. We were also named World’s Best Metals and Mining Investment Bank for the tenth consecutive year by Global Finance.

Corporate Services

Reported and adjusted net loss for the quarter was $78 million compared with a reported net loss of $272 million and an adjusted net loss of $78 million in the prior year. Adjusted results in the prior year exclude a $192 million after-tax restructuring charge and acquisition integration costs. Adjusted results were unchanged, with lower expenses, offset by lower recoveries of credit losses.

Adjusted results in this Operating Segment Overview section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Capital

BMO’s Common Equity Tier 1 (CET1) Ratio was 11.3% at April 30, 2019. The CET1 Ratio decreased from 11.4% at the end of the first quarter as retained earnings growth was more than offset by strong business growth and a small impact from other changes in CET1 Capital.

Provision for Credit Losses

Total provision for credit losses was $176 million, an increase of $16 million from the prior year. The provision for credit losses on impaired loans of $150 million decreased $22 million from $172 million in the prior year, primarily due to lower provisions in our U.S. P&C business, largely resulting

BMO Financial Group Second Quarter 2019 Earnings Release 1

from a recovery on a commercial loan. There was a provision for credit losses on performing loans of $26 million in the current quarter compared with a recovery of credit losses of $12 million in the prior year.

Caution

The foregoing sections contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Regulatory Filings

Our continuous disclosure materials, including our interim filings, annual Management’s Discussion and Analysis and audited consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular, are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

2 BMO Financial Group Second Quarter 2019 Earnings Release

Non-GAAP Measures

Results and measures in this document are presented on a GAAP basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with International Financial Reporting Standards (IFRS). References to GAAP mean IFRS. They are also presented on an adjusted basis that excludes the impact of certain items as set out in the table below. Results and measures that exclude the impact of Canadian/U.S. dollar exchange rate movements on our U.S. segment are non-GAAP measures (please see the Foreign Exchange section for a discussion of the effects of changes in exchange rates on our results). Management assesses performance on a reported basis and on an adjusted basis and considers both to be useful in assessing underlying ongoing business performance. Presenting results on both bases provides readers with a better understanding of how management assesses results. It also permits readers to assess the impact of certain specified items on results for the periods presented, and to better assess results excluding those items that may not be reflective of ongoing results. As such, the presentation may facilitate readers’ analysis of trends. Except as otherwise noted, management’s discussion of changes in reported results in this document applies equally to changes in corresponding adjusted results. Adjusted results and measures are non-GAAP and as such do not have standardized meaning under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, or as a substitute for, GAAP results.

Non-GAAP Measures

(Canadian $ in millions, except as noted)	Q2-2019	Q1-2019	Q2-2018	YTD-2019	YTD-2018

Reported Results
Revenue	6,213	6,517	5,580	12,730	11,218
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(561)	(926)	(332)	(1,487)	(693)
Revenue, net of CCPB	5,652	5,591	5,248	11,243	10,525
Total provision for credit losses	(176)	(137)	(160)	(313)	(301)
Non-interest expense	(3,595)	(3,557)	(3,525)	(7,152)	(6,925)
Income before income taxes	1,881	1,897	1,563	3,778	3,299
Provision for income taxes	(384)	(387)	(317)	(771)	(1,080)
Net income	1,497	1,510	1,246	3,007	2,219
EPS ($)	2.26	2.28	1.86	4.54	3.29

Adjusting Items (Pre-tax) (1)
Acquisition integration costs (2)	(2)	(6)	(4)	(8)	(8)
Amortization of acquisition-related intangible assets (3)	(30)	(31)	(29)	(61)	(57)
Restructuring costs (4)	-	-	(260)	-	(260)
Adjusting items included in reported pre-tax income	(32)	(37)	(293)	(69)	(325)

Adjusting Items (After tax) (1)
Acquisition integration costs (2)	(2)	(4)	(2)	(6)	(5)
Amortization of acquisition-related intangible assets (3)	(23)	(24)	(23)	(47)	(44)
Restructuring costs (4)	-	-	(192)	-	(192)
U.S. net deferred tax asset revaluation (5)	-	-	-	-	(425)
Adjusting items included in reported net income after tax	(25)	(28)	(217)	(53)	(666)
Impact on EPS ($)	(0.04)	(0.04)	(0.34)	(0.08)	(1.03)

Adjusted Results
Revenue	6,213	6,517	5,580	12,730	11,218
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(561)	(926)	(332)	(1,487)	(693)
Revenue, net of CCPB	5,652	5,591	5,248	11,243	10,525
Total provision for credit losses	(176)	(137)	(160)	(313)	(301)
Non-interest expense	(3,563)	(3,520)	(3,232)	(7,083)	(6,600)
Income before income taxes	1,913	1,934	1,856	3,847	3,624
Provision for income taxes	(391)	(396)	(393)	(787)	(739)
Net income	1,522	1,538	1,463	3,060	2,885
EPS ($)	2.30	2.32	2.20	4.62	4.32

(1)

Adjusting items are generally included in Corporate Services, with the exception of the amortization of acquisition-related intangible assets and certain acquisition integration costs, which are charged to the operating groups.

(2)

Acquisition integration costs related to the acquired BMO Transportation Finance business are charged to Corporate Services, since the acquisition impacts both Canadian and U.S. P&C businesses. KGS–Alpha acquisition integration costs are reported in BMO Capital Markets. Acquisition integration costs are recorded in non-interest expense.

(3)

These expenses were charged to the non-interest expense of the operating groups. Before-tax and after-tax amounts for each operating group are provided on pages 13, 14, 16, 18 and 20 of our Second Quarter 2019 Report to Shareholders.

(4)

In Q2-2018, we recorded a restructuring charge, primarily related to severance, as a result of an ongoing bank-wide initiative to simplify how we work, drive increased efficiency and invest in technology to move our business forward. Restructuring costs are included in non-interest expense in Corporate Services.

(5)

Charge related to the revaluation of our U.S. net deferred tax asset as a result of the enactment of the U.S. Tax Cut and Jobs Act. For more information see the Critical Accounting Estimates – Income Taxes and Deferred Tax Assets section on page 119 of BMO’s 2018 Annual Report.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

  Adjusted results and measures in this table are non-GAAP amounts or non-GAAP measures.

BMO Financial Group Second Quarter 2019 Earnings Release 3

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements in this document may include, but are not limited to, statements with respect to our objectives and priorities for fiscal 2019 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, the regulatory environment in which we operate and the results of or outlook for our operations or for the Canadian, U.S. and international economies, and include statements of our management. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “plan”, “goal”, “target”, “may” and “could”.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements, as a number of factors – many of which are beyond our control and the effects of which can be difficult to predict – could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; the Canadian housing market; weak, volatile or illiquid capital and/or credit markets; interest rate and currency value fluctuations; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; the level of competition in the geographic and business areas in which we operate; changes in laws or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; failure of third parties to comply with their obligations to us; our ability to execute our strategic plans and to complete and integrate acquisitions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks, including with respect to reliance on third parties; changes to our credit ratings; political conditions, including changes relating to or affecting economic or trade matters; global capital markets activities; the possible effects on our business of war or terrorist activities; outbreaks of disease or illness that affect local, national or international economies; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; technological changes; information and cyber security, including the threat of hacking, identity theft and corporate espionage, as well as the possibility of denial of service resulting from efforts targeted at causing system failure and service disruption; and our ability to anticipate and effectively manage risks arising from all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please see the discussion in the Risks That May Affect Future Results section, and the sections related to credit and counterparty, market, insurance, liquidity and funding, operational, model, legal and regulatory, business, strategic, environmental and social, and reputation risk, in the Enterprise-Wide Risk Management section which begin on page 78 of BMO’s 2018 Annual Report, and the Risk Management section in this document, all of which outline certain key factors and risks that may affect our future results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2018 Annual Report under the heading “Economic Developments and Outlook”, as updated by the Economic Review and Outlook section set forth in this document. Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by governments, historical relationships between economic and financial variables, and the risks to the domestic and global economy. Please see the Economic Review and Outlook section of our Second Quarter 2019 Report to Shareholders.

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INVESTOR AND MEDIA PRESENTATION

Investor Presentation Materials

Interested parties are invited to visit our website at www.bmo.com/investorrelations to review our 2018 annual MD&A and audited annual consolidated financial statements, quarterly presentation materials and supplementary financial information package.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Wednesday, May 29, 2019, at 8:00 a.m. (ET). The call may be accessed by telephone at 416-641-2144 (from within Toronto) or 1-888-789-9572 (toll-free outside Toronto), entering Passcode: 3792150#. A replay of the conference call can be accessed until Monday, August 26, 2019, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering Passcode: 9055681#.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the site.

Media Relations Contacts

Paul Gammal, Toronto, paul.gammal@bmo.com, 416-867-6543

Investor Relations Contacts

Jill Homenuk, Head, Investor, Media & Government Relations, jill.homenuk@bmo.com, 416-867-4770

Christine Viau, Director, Investor Relations, christine.viau@bmo.com, 416-867-6956

Shareholder Dividend Reinvestment and Share Purchase Plan (the Plan)

Average market price as defined under the Plan

February 2019: $98.92

March 2019: $100.76

April 2019: $105.72

For dividend information, change in shareholder address or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the United States)

Telephone: (514) 982-7800 (international)

Fax: 1-888-453-0330 (Canada and the United States)

Fax: (416) 263-9394 (international)

E-mail: service@computershare.com

For other shareholder information, including the notice for our normal course issuer bid, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 21st Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785

Fax: (416) 867-6793

E-mail: corp.secretary@bmo.com

For further information on this document, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, One First Canadian Place, 10th Floor

Toronto, Ontario M5X 1A1

To review financial results and regulatory filings and disclosures online, please visit our website at www.bmo.com/investorrelations.

Our 2018 Annual MD&A, audited annual consolidated financial statements and annual report on Form 40-F (filed with the U.S. Securities and Exchange Commission) are available online at www.bmo.com/investorrelations and at www.sedar.com. Printed copies of the bank’s complete 2018 audited financial statements are available free of charge upon request at 416-867-6785 or corp.secretary@bmo.com.

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BMO Financial Group Second Quarter 2019 Earnings Release 5